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VIA EDGAR AND FEDEX DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Scott Stringer

                 Joel Parker

                 Jacqueline Kaufman

                 Lilyanna Peyser

Re:	Lulu’s Fashion Lounge Holdings, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted August 11, 2021

CIK No. 0001780201

Ladies and Gentlemen:

On behalf of Lulu’s Fashion Lounge Holdings, Inc. (the “Company”), we are hereby confidentially submitting an Amendment to the Draft Registration Statement on Form S-1 (“Amendment No. 3”). The Company previously submitted an Amendment No. 2 to the Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the with the Securities and Exchange Commission (the “Commission”) on August 11, 2021 (the “Amendment No. 2”). Amendment No. 3 has been revised to reflect the Company’s responses to the comment letter to the Amendment No. 2 received on September 8, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3 and all references to page numbers in such responses are to page numbers in Amendment No. 3.

September 20 2021

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Cover Page, page i

1. Please revise your prospectus cover page to disclose that your officers, directors, and certain principal stockholders will be able to control the management and affairs of your company and most matters requiring stockholder approval following the offering, including their aggregate voting power. As a related matter, please tell us whether you will be deemed a “controlled company” as defined by the market on which you intend to list your common stock. If applicable, please disclose on the prospectus cover page and in the prospectus summary that you are a controlled company, and include a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the cover of Amendment No. 3 to reflect that the Company’s officers, directors, and certain principal stockholders will be able to control the management and affairs of the Company. In addition, the Company respectfully advises the Staff that it will not be taking advantage of the “controlled company” exemptions purposed by the market on which it intends to list its common stock.

Prospectus Summary, page 1

2. Here and elsewhere as appropriate, please revise to provide comparative data for prior comparable periods to add context to the current disclosure, or tell us why this disclosure in unnecessary. In this regard, we note the lack of comparative information for Active Customers, Active Customer spend, assumed average wallet, social media followers, CSAT scores, number of products released, percentage of reorder products sold without discounting, and percentage of units sold that were Lulus branded products.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 1, 4-6, 98 and 101-103 of Amendment No. 3 to provide comparative data throughout the disclosure.

Risk Factors

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware . . ., page 55

3. We note your disclosure under the “Choice of Forum” section states that the choice of forum of the Court of Chancery of the State of Delaware “will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction” and that “that the exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act.” We also note your risk factor does not mention a subject matter carve-out for Exchange Act claims and merely says “the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.” The disclosure in these sections appears to be inconsistent; please revise accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 55 of Amendment No. 3 to update the Choice of Forum disclosure.

September 20 2021

Use of Proceeds, page 66

4. Please revise this section to provide the approximate amount of proceeds to be used for each identified purpose. In addition, we note your statement that you will have broad discretion over the use of proceeds that are not used to repay indebtedness and redeem preferred stock; you may reserve the right to change the proceeds as long as “such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated.” Please revise accordingly; if you have no current plan for a significant portion of the proceeds, please so state and discuss the principal reasons for the offering.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 66 of Amendment No. 3 to update the Use of Proceeds disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Overview, page 72

5. We note you disclose “[b]etween fiscal years 2016 and 2019, we grew our net revenue by 179%.” Similar to your disclosure on page 76, please revise your disclosure to include all historical periods.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 73 of Amendment No. 3 to include all historical periods.

Comparisons for the Years Ended December 29, 20019 and January 3, 2021—Net Revenue, page 79

6. We note your reference to “units per transaction” and improvements in this metric as a contributing factor to changes in net revenue year over year. Please provide a clear definition of this metric and how it is calculated.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 84 of Amendment No. 3 to include this definition. Units per transaction (“UPT”) represents the average number of items that a customer purchases per transaction. It is calculated by dividing the total number of items sold for a given period by the total number of orders placed during that same time period. A higher UPT indicates that customers are purchasing more items per transaction; a lower UPT indicates that customers are purchasing fewer items per transaction.

Experts, page 149

7. Please explain to us why you removed the disclosure regarding the auditor independence matter. We note the matter involved the fiscal year ending December 29, 2019, which the auditor’s report continues to cover.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 159 of Amendment No. 3 to include the previous disclosure, updated to only include matters that impact periods reflected in Amendment No. 3. The Company confidentially submitted the Draft Registration Statement on Form S-1 on August 6, 2021 as a new IPO and applied the amended SEC independence rules that became effective on June 9, 2021 in assessing auditor independence. The previously disclosed independence matters are permissible under the amended rules because they were provided to entities that were not affiliates of the Company under the amended rules. These entities were under common control with the Company but did not meet the dual materiality threshold. Upon learning from the Staff that a new Form S-1 should not be used, the Company should have included the previous disclosure in Amendment No. 2.

September 20 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me by email at marc.jaffe@lw.com or by telephone at (212) 906-1281 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe

Marc D. Jaffe, Esq.

of LATHAM & WATKINS LLP

Enclosures

cc:

Scott Stringer, U.S. Securities and Exchange Commission

Joel Parker, U.S. Securities and Exchange Commission

Jacqueline Kaufman, U.S. Securities and Exchange Commission

Lilyanna Peyser, U.S. Securities and Exchange Commission

David McCreight, Lulu’s Fashion Lounge Holdings, Inc.

Crystal Landsem, Lulu’s Fashion Lounge Holdings, Inc.

Naomi Beckman-Straus, Esq., Lulu’s Fashion Lounge Holdings, Inc.

Tad J. Freese, Esq., Latham & Watkins LLP

Adam J. Gelardi, Esq., Latham & Watkins LLP

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